Filed by Teck Cominco Limited
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Inco Limited
Commission File Number: 333-134390
Date: June 15, 2006

EXTERNAL NEWS RELEASE
06-•-TC

For Immediate Release:     June 14, 2006

TECK COMINCO RECEIVES U.S. AND CANADIAN REGULATORY CLEARANCES

Vancouver, BC  —  Teck Cominco Limited announced today that it has received an advance ruling certificate from the Canadian Competition Bureau, and notice from the Federal Trade Commission in the United States confirming early termination of the waiting period under the Hart-Scott-Rodino Act, with respect to Teck Cominco’s proposed acquisition of Inco Limited. This constitutes Canadian and United States anti-trust clearance for Teck Cominco’s offer to proceed.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are currently listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals. Further information can be found at www.teckcominco.com.

Important Notice

This press release may be deemed to be solicitation material in respect of Teck Cominco’s proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco filed the following documents with the Securities and Exchange Commission (“SEC”) in connection with its offer to purchase all of the outstanding common shares of Inco:  (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share takeover bid circular) and (2) a tender offer statement on Schedule T-O.

Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the offer for Inco shares. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L9, attention: Corporate Secretary, by telephone to (604) 687-1117, or by e-mail to: info@teckcominco.com.

For further information, please contact:

Greg Waller, Director, Financial Analysis and Investor Relations, (604) 687-1117

TECK  COMINCO LIMITED
200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9 -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com